Exhibit 1


                      TELE NORTE CELULAR PARTICIPACOES S.A.
                              Publicly-Held Company

                         CNPJ/MF N(0) 02.558.154/0001-29
                             N.I.R.E. 533.0000.576.1

                            NOTICE OF CANCELLATION OF
                          EXTRAORDINARY GENERAL MEETING

This is to cancel the Extraordinary General Meeting of Tele Norte Celular Participacoes S.A. ("Company") that would be held on September 30, 2002, at the head office of the Company, according to the call notice published in the newspapers Gazeta Mercantil and Diario Oficial do Distrito Federal on September 13, 16 and 17, 2002. Said Extraordinary General Meeting shall be scheduled for a new date, with the same agenda, through a new call notice also to be published on the date hereof. Brasilia, September 26, 2002. Arthur Joaquim de Carvalho, Chairman of the Board of Tele Norte Celular Participacoes S.A.